SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER:  Treasure Mountain Holdings, Inc.

TITLE OF CLASS OF SECURITIES:  Common Stock, $.001 par value per share.

CUSIP NUMBER:  894631 209

NAME,  ADDRESS AND TELEPHONE NUMBER OF PERSON  AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS:

      Kevin B. Kimberlin
      c/o Spencer Trask & Co.
      535 Madison Avenue, 18th Floor
      New York, NY  10022
      Tel:  (212) 355-5565
      Fax:  212-751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  February 26, 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.:  894631 209

1.    NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

      (a)   (b)  x

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

       Yes      No X

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.    SOLE VOTING POWER: 2,781,640 shares

8.    SHARED VOTING POWER: 0 shares

9.    SOLE DISPOSITIVE POWER: 2,781,640 shares

10.   SHARED DISPOSITIVE POWER: 0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,781,640 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
       Yes      No x

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 82.2%

14.   TYPE OF REPORTING PERSON: IN

ITEM 1.  SECURITY AND ISSUER

      This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Treasure Mountain Holdings, Inc., a Nevada corporation (the "Company"), whose principal executive offices are located at 1390 South 1100 East #204, Salt Lake City, UT 84111.

ITEM 2.  IDENTITY AND BACKGROUND

      (a)  This statement is filed by Kevin B. Kimberlin.

      (b) The business address of Mr. Kimberlin is c/o Spencer Trask & Co., 535 Madison Avenue, New York, NY 10022.

      (c) Mr. Kimberlin's present principal occupations are Chairman of Spencer Trask & Co. and a private investor.

      (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Kimberlin is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On February 26, 2004, certain then holders of the Common Stock entered into a Common Stock Purchase Agreement (the "Stock Purchase Agreement") with Scimitar Holdings, LLC ("Scimitar"), a New York limited liability company.
Scimitar is a wholly-owned subsidiary of Spencer Trask & Co., a Delaware corporation, of which the reporting person is the controlling stockholder and Chairman. Pursuant to the Stock Purchase Agreement, Scimitar acquired an aggregate of 2,781,640 shares of the Common Stock for the cash purchase price of $270,000 ($0.097 per share). The amount of such purchase price was contributed to Scimitar by Spencer Trask & Co. as capital.

ITEM 4.  PURPOSE OF TRANSACTION

      The Company was organized in 1954 to engage in the development and operation of mining properties. After a period of time, its operations were abandoned and the Company became inactive. Subsequent thereto, the Company has been in the developmental stage, including considering mergers with one or more business ventures.

      Through the purchase of Common Stock by Scimitar, Mr. Kimberlin has indirectly purchased majority ownership and control of the Company. Although Scimitar presently has made no change to the board of directors or management of the Company, it has entered into an Administrative Services Agreement with the Company and certain officers/directors of the Company, pursuant to which Scimitar may exercise certain control over the composition of the board of directors and management of the Company (see Item 6 below). Scimitar will explore acquiring, through the Company, or merging with the Company, other businesses. While it is uncertain at this time what the specific nature and terms of any such a transaction would be, such a transaction could result in:

      (a) The acquisition by a person of additional securities of the Company, or the disposition of securities of the Company;

      (b)  An   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company, which could include a merger with a business in which Mr. Kimberlin has an ownership position;

      (c)  A sale or transfer of a material amount of assets of the Company;

      (d) A further change in the present board of directors or management of the Company;

      (e) A material change in the present capitalization or dividend policy of the Company;

      (f) Other material changes in the Company's business or corporate structure; and/or

      (g) Changes in the Company's charter and by-laws or other actions that may impede the acquisition of control of the Company by any other person.

      Mr. Kimberlin does not have any present plans or proposals that relate to or would result in the following:

      (h) A class of securities of the Company being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

      Mr. Kimberlin does not have the present intention to cause the Company to file a Form 15 to de-register the Company under the Exchange Act. Mr. Kimberlin will amend this Schedule 13D if the Company shall enter into any transaction that has any of the effects described above. Such amendment will disclose the material terms, conditions and effects of such transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Kimberlin is the beneficial owner of 2,781,640 shares of Common Stock, which represented approximately 82.2% of the issued and outstanding shares of Common Stock as of February 26, 2004. The percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 3,382,117 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 26, 2004 based on a certified shareholder list of the Company from the Company's transfer agent. Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission.

      (b) Mr. Kimberlin has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him.

      (c)  See Items 3 and 7 hereof.

      (d) No person other than Mr. Kimberlin and Spencer Trask & Co. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 3 above. In addition, Scimitar has entered into an Administrative Services Agreement with the Company and certain officers/directors of the Company, pursuant to which, among other things, the officers/directors have agreed to (a) obtain the approval of Scimitar before entering into certain types of transactions on behalf of the Company, (b) appoint designees of Scimitar to fill vacancies on the board of directors when and as requested by Scimitar, and
(c) resign their positions as officers and/or members of the board of directors of the Company, if so requested by Scimitar.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1    Common Stock Purchase Agreement, dated February 26, 2004.

99.2    Administrative Services Agreement, dated February 26, 2004

      After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2003

                               /s/
                                    --------------------------------
                                    Kevin B. Kimberlin


                          EXHIBIT INDEX

99.1    Common Stock Purchase Agreement, dated February 26, 2004.

99.2    Administrative Services Agreement, dated February 26, 2004